08027875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SECURIAN FINANCIAL SERVICES, INC.

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2007

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2007 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	5,936,818
Investment in money market fund, at market value		4,540,026
Total cash and cash equivalents		10,476,844
Commissions receivable		2,194,684
Due from affiliates		150,272
Accounts receivable		108,443
Income tax receivable, current		346,322
Insurance recoverable		450,000
Securities owned, at market value		22
Software, net of accumulated amortization of $2,756,558		1,117,621
Intangible assets, net of accumluated amortization of $76,000		474,000
Prepaid expenses		209,291
Deposit with clearing organization		100,000
Total assets	$	15,627,499
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	279,753
Bonus payable		3,234,096
Accrued expenses		4,553,049
Income tax payable, deferred		118,800
Payable to broker/dealer		22
Due to affiliates		1,994,356
Total liabilities		10,180,076
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		44,215,635
Accumulated deficit		(38,768,212)
Total stockholder's equity		5,447,423
Total liabilities and stockholder's equity	$	15,627,499

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2007

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	14,774,958
Investment advisory fees		29,651,327
Other mutual funds and fee-based brokerage		36,533,300
Variable annuities		15,193,819
Other products		8,609,798
Fee income received from affiliate		4,328,618
Net realized investment losses		(380,359)
Other income		4,912,943
		113,624,404
Expenses		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		14,774,958
Investment advisory		25,308,866
Other mutual funds and fee-based brokerage		29,082,035
Other products		23,996,613
Salaries and benefits		13,144,765
Registration fees		504,173
General and administrative expenses		9,890,327
		116,701,737
Loss before income taxes		(3,077,333)
Income tax benefit		1,043,511
Net loss	$	(2,033,822)

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2007

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2006	$ 43,165,635	$ (36,734,390)	$ 6,431,245
Capital contribution received	1,500,000	-	1,500,000
Dividend paid	(450,000)	-	(450,000)
Net loss	-	(2,033,822)	(2,033,822)
Balances at December 31, 2007	$ 44,215,635	$ (38,768,212)	$ 5,447,423

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2007

Cash flows used in operating activities	
Net loss	$ (2,033,822)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	404,860
Software capitalized	(234,263)
Net realized investment losses	380,359
Undistributed earnings from investment in partnership	(437,083)
Change in operating assets and liabilities:	
Increase in commissions receivable	(1,401,097)
Increase in due from affiliates	(140,973)
Decrease in accounts receivable	87,810
Change in current and deferred income tax receivable, net	1,337,602
Increase in insurance recoverable	(450,000)
Decrease in prepaid expenses	15,278
Decrease in commissions payable	(362,560)
Increase in bonus payable	497,656
Increase in accrued expenses	327,691
Increase in due to affiliates	693,145
Net cash used in operating activities	(1,315,397)
Cash flows provided by investing activities	
Purchase of intangible assets	(550,000)
Sale of investment in partnership	1,979,403
Distributions from other invested assets	76,296
Net cash provided by investing activities	1,505,699
Cash flows provided by financing activities	
Capital contribution received from stockholder	1,500,000
Dividend paid to stockholder	(450,000)
Net cash provided by financing activities	1,050,000
Increase in cash and cash equivalents	1,240,302
Cash and cash equivalents at beginning of year	9,236,542
Cash and cash equivalents at end of year	$ 10,476,844

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Notes to Financial Statements

December 31, 2007

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Securian Financial Group, Inc.).

Formerly, the Company owned a majority interest in WorthMark Alliance VIII, LLC. On December 20, 2007, the Company dissolved its ownership interest.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of Securian Financial Group, Inc. (SFG), variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund sales and other products are earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in money market mutual funds. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company's federal income tax return is a consolidated life/non-life return filed under Minnesota Mutual Companies, Inc., the ultimate parent of SFG. The method of allocation between companies is subject to written agreement, approved by an officer of the Company. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2007, the Company had unamortized software costs of $1,117,621.

Investment in Partnership

In 2007, the Company completed the sale of its 45% investment in a general agency. The investment was carried on the statement of financial condition at the amount invested, adjusted for any distributions received (equity method accounting). As a result of the sale, the Company received net cash of $1,979,403 and recorded a realized investment loss of $456,656. Prior to the sale, the Company recorded earnings in 2007 of $437,083, included in other income on the statement of operations.

Intangible Assets

The Company also evaluates the recoverability of other intangible assets with finite useful lives whenever events of changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value.

(2) Summary of Significant Accounting Policies (Continued)

The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flow. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Variable Interest Entities

The Company has reviewed all investments and relationships for potential variable interest entities (VIE). This review determines whether certain entities should be included in the Company's financial statements. An entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

As of December 31, 2007, the Company had identified no investments or relationships that would be identified as a VIE.

(3) **Risks**

The following is a description of the significant risks facing the Company:

Credit Risk:

Financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration risk. The Company places its cash and cash equivalents with high quality financial institutions in order to limit the potential credit exposure.

(3) Risks - Continued

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141, revised 2007 (FAS 141 (R)), *Business Combinations.* FAS 141 (R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. FAS 141 (R) retains the fundamental requirements in FAS 141, *Business Combinations*, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The application of FAS 141 (R) is required for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 141 (R).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The application of FAS 159 is required for fiscal years beginning after November 15, 2007. The Company currently is evaluating the impact of adopting FAS 159.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157 (FAS 157), *Fair Value Measurements.* FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 was initially required for fiscal years beginning after November 15, 2007. During February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective date of FASB Statement No. 157,* which delays the effective date of FAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the effect of this statement on its results of operations and financial position.

(4) New Accounting Pronouncements- Continued

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The application of FIN 48 was required for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007, which did not have a material impact on the results of operations or financial position of the Company.

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $4,328,618 during 2007 from Minnesota Life for performing compliance functions for these variable products.

Under a management services agreement with Minnesota Life and SFG, the Company incurred from Minnesota Life and SFG, $12,722,792 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFG incurs on behalf of the Company. At December 31, 2007, $1,994,356 was payable to Minnesota Life and SFG for such expenses.

Distribution and service fee income of $4,328,668 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2007 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. The amount received and transferred was $14,774,958 in 2007.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2007, the Company charged expenses totaling $1,388,482 and $150,272 was included in due from affiliates at December 31, 2007 for such expenses.

(6) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2007 consists of the following:

	Current	Deferred	Total
Federal	$ (1,676,055)	$ 585,371	$ (1,090,684)
State	5,925	41,248	47,173
	$ (1,670,130)	$ 626,619	$ (1,043,511)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (1,077,067)
State taxes, net of federal benefit	47,173
Other	(13,617)
	$ (1,043,511)

The tax effects of temporary differences that gave rise to the Company's deferred tax liability at December 31, 2007 are as follows:

Net operating losses	$ (1,393,879)
Prepaid expenses	79,782
Partnership income	(17,129)
Capitalized software	238,481
	(1,092,745)
Valuation allowance	1,211,545
	$ 118,800

The Company has recorded a valuation allowance as of December 31, 2007 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The increase in the deferred tax asset valuation allowance for the year ended December 31, 2007 was $67,932.

The state net operating loss carryforwards amount to $28,380,996 at December 31, 2007 and were generated in various states with expiration periods of 5 to 20 years. 48% of the net operating loss carryforward amounts will expire prior to 2016 and are included in the valuation allowance as of December 31, 2007.

In December 2006, the IRS completed their audit of the consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2003 and 2004, with no proposed adjustments affecting the Company. In May 2007, the audit was re-opened by the Congressional Joint Committee on Taxation for a specific industry-wide issue which does not affect the Company. The audit is expected to close in 2008. The consolidated tax returns for 2005 and 2006 are expected to be under examination by the IRS beginning in 2008.

(6) Income Taxes- Continued

The Company believes that any additional taxes refunded or assessed as a result of these examinations will not have a material effect on its financial position.

Income taxes received for the year ended December 31, 2007 were $2,381,113.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance as of January 1, 2007	$	-
Increases related to prior year tax positions		11,578
Decreases related to prior year tax positions		-
Increases related to current year tax positions		-
Settlements		-
Lapse of statute		-
Balance as of December 31, 2007	$	11,578

All of the unrecognized tax benefits at December 31, 2007 are benefits that, if recognized, would affect the effective tax rate on income from continuing operations.

As of December 31, 2007, the Company has not accrued interest or penalties for its unrecognized tax benefit.

At December 31, 2007, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The major jurisdictions with open tax years for the Company are as follows:

IRS	2003 and forward
Minnesota Department of Revenue	2003 and forward

(7) Intangible Assets

The amount of intangible assets included on the statement of financial condition, was as follows:

Balance as of January 1, 2007	$	-
Additions		550,000
Amortization		(76,000)
Balance as of December 31, 2007	$	474,000

The Company has recorded intangible assets resulting from an asset acquisition in April 2007. The Company acquired the rights to certain investment advisory contracts from a general-agency owned investment advisor. Intangible assets acquired as part of the transaction include customer relationships amortizable over the estimated economic useful life, which vary in length between 20 and 25 years, and a non-compete agreement amortizable on a straight-line basis over two years. The estimated useful life for each intangible asset is reviewed annually. A change in expected useful life could potentially indicate impairment of the intangible assets. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. No intangible asset impairments were recorded in 2007.

Projected amortization expense for the next five years is as follows: 2008, $101,000; 2009, $48,000; 2010, $31,000; 2011, $30,000; 2012, $29,000.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $2,236,834, which was $1,571,597 in excess of its required net capital of $665,237. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 4.46 to 1 at December 31, 2007.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Dividends and Capital Contributions

During 2007, the Company received a capital contribution of $1,500,000 from SFG. This contribution was made in the form of cash.

During 2007, the Company declared and paid, in cash, a dividend of $450,000 to SFG.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

The Company is currently being investigated by certain securities regulators regarding sales recommendations made by some of the Company's sales representatives. The Company believes it has acted reasonably in setting policies regarding these types of sales recommendations, but expects that it will likely incur fines as the result of the alleged failure of sales representatives to follow the Company's policies. The Company previously recorded a $1,000,000 liability, which is reported in accrued expenses on the statement of financial condition at December 31, 2007.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2007

Stockholder's equity	$ 5,447,423
Deductions - nonallowable assets:	
Due from affiliates	150,272
Accounts receivable	108,443
Software	1,117,621
State income tax receivable, current and deferred	485,771
Insurance recoverable	450,000
Intangible assets	474,000
Prepaid expenses	209,291
	2,995,398
Net capital before haircuts on securities	2,452,025
Haircuts on securities	199,272
Deductions to net capital:	
Fidelity bond deduction	15,919
Net capital	$ 2,236,834
Total aggregate indebtedness	$ 9,978,550
Net capital	$ 2,236,834
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $9,978,550)	665,237
Net capital in excess of requirements	$ 1,571,597
Ratio of aggregate indebtedness to net capital	4.46 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2007 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder of
Securian Financial Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Securian Financial Services, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

KPMG

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END